UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION

OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF

1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER

SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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Commission File Number 1-15050

BASF AKTIENGESELLSCHAFT

(Exact name of Company as specified in its charter)

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Carl Bosch Strasse 38

67056 Ludwigshafen, Germany

+49-621-60-0

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

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American Depositary Shares (as evidenced by American Depositary Receipts),

each representing one BASF Ordinary Share, of no par value

BASF Ordinary Shares, of no par value

(Title of each class of securities covered by this Form)

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Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒ (for equity securities)	Rule 12h-6(d) ☐ (for successor registrants)

Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(i) ☐ (for prior Form 15 filers)

PART I

Item 1.	Exchange Act Reporting History

A. BASF Aktiengesellschaft (the “Company”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) on June 7, 2000 when the registration statement on Form 20-F originally filed with the Securities and Exchange Commission on May 25, 2000 became effective.

B. The Company has filed or submitted all reports required under section 13(a) and 15(d) of the Exchange Act and corresponding Commission rules for the 12 months preceding the filing of this Form and has filed at least one annual report under section 13(a).

Item 2.	Recent United States Market Activity

The Company’s securities have not been sold in the United States in a registered offering under the Securities Act of 1933 (the “Securities Act”), other than in offerings limited to employees of the Company and its subsidiaries.

Item 3.	Foreign Listing and Primary Trading Market

A. The Company has maintained a listing of its ordinary shares on the Frankfurt Stock Exchange (the “FSE”), which includes the Xetra (Exchange Electronic Trading) trading system, as well as on the Berlin, Düsseldorf, Hamburg, Hannover, Munich and Stuttgart stock exchanges (collectively with the FSE, the “German Stock Exchanges”), all of which are located in the Federal Republic of Germany. The German Stock Exchanges constitute the primary trading market for the Company’s shares. In addition, the Company’s ordinary shares are traded on the London and Swiss stock exchanges.

B. The Company’s ordinary shares were initially listed on the FSE on December 22, 1953 under the name Badische Anilin- und Soda-Fabrik AG. The Company has maintained a listing of its ordinary shares on the FSE and the other German Stock Exchanges for at least the 12 months preceding the filing of this Form.

C. During the 12-month period beginning August 1, 2006 and ending July 31, 2007, 71.1% of trading in the Company’s ordinary shares occurred through the German Stock Exchanges.

Item 4.	Comparative Trading Volume Data

The Company’s trading volume data used to rely on Rule 12h-6(a)(4)(i) are as follows:

A. The recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) is August 1, 2006 to July 31, 2007.

B. During this 12-month period, the average daily trading volume of the Company’s ordinary shares in the United States and on a worldwide basis was 110,346 shares and 4,785,800 shares, respectively.

C. For the same 12-month period, the average daily trading volume of the Company’s ordinary shares in the United States represents 2.3% as a percentage of the average daily trading volume for that class of securities on a worldwide basis.

D. Not applicable.

E. The Company has not terminated a sponsored American depositary receipt facility regarding its ordinary shares.

F. The Company used the sources for trading volume information that it viewed as likely to have reliable information. The Company obtained trading volume information with respect to trading on the German Stock Exchanges from Deutsche Börse AG and Bloomberg. Trading volume information with respect to trading on each of the New York Stock Exchange and the Swiss Stock Exchange was obtained, respectively, from each such exchange. Information regarding over-the-counter trades in the United Kingdom was obtained from the London Stock Exchange and information regarding all other trading, including trading on the London Stock Exchange and over-the-counter trades in the United States, was obtained from Bloomberg.

Item 5.	Alternative Record Holder Information

Not applicable.

Item 6.	Debt Securities

Not applicable.

Item 7.	Notice Requirement

A. As required by Rule 12h-6(h), the Company published a notice disclosing its intent to terminate its duty to file reports under section 13(a) and section 15(d) of the Exchange Act on July 30, 2007, which was submitted under cover of a Form 6-K on August 7, 2007.

B. This notice was disseminated by the major newswire services the Company typically uses to publish its press releases and also published by various news services in the United States. In addition, this notice was posted on the Company’s website.

Item 8.	Prior Form 15 Filers

Not applicable.

PART II

Item 9.	Rule 12g3-2(b) Exemption

The Company will publish the information required by Rule 12g3-2(b)(1)(iii) on its Internet Web site at http://www.basf.com.

PART III

Item 10.	Exhibits

None.

Item 11.	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)

The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, BASF Aktiengesellschaft has duly authorized the undersigned persons to sign on its behalf this certification on Form 15F. In so doing, BASF Aktiengesellschaft certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

BASF AKTIENGESELLSCHAFT

Dated: September 6, 2007	By:	/s/ Dr. Eckart Sünner
	Name:	Dr. Eckart Sünner
	Title:	President Legal Affairs, Taxes and Insurance

	By:	/s/ Dr. Eckhard Müller
	Name:	Dr. Eckhard Müller
	Title:	President Finance